                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                         For the Month of November 2002

                                  ------------

                         (Commission File. No 0-30718).
                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   RICHMOND, BRITISH COLUMBIA, CANADA V6V 3A4
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:                 Form 20-F ____  40-F   X
                                                                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934:                                                 Yes: ____   No:  X
                                                                        -----

                                     Q1 2002





                             [SIERRA WIRELESS LOGO]





                       F I R S T   Q U A R T E R   R E P O R T


                       FOR THE THREE MONTHS ENDED MARCH 31

SIERRA WIRELESS INC.

Chairman's Message





 TO OUR SHAREHOLDERS

 I am pleased to report that our results for the first quarter of 2002 show a clear improvement over the previous quarter, with our new products contributing to a significant increase in revenues and a decrease in losses.



 COMPARISON OF SEQUENTIAL RESULTS, Q1 2002 COMPARED TO Q4 2001

 For the three months ended March 31, 2002, our revenues reached $15.0 million, up 77% from the $8.5 million reported in the fourth quarter of 2001. This strong revenue growth resulted primarily from the commencement of volume shipments of new products to customers including Verizon Wireless, Toshiba, Rogers AT&T Wireless, and Hugh Symons. Sales of our embedded modules for CDPD and CDMA networks to OEM customers were particularly strong.

 Our gross margins were $4.3 million for the first quarter of 2002, up from $3.3 million in the previous quarter. As a percentage of sales, gross margins were 29%, compared to 38% in the fourth quarter of 2001, reflecting the impact of new product introduction costs and product costs that exceeded normal levels as well as a change in product mix.

 First quarter operating expenses totaled $8.6 million, down from $9.5 million in the last three months of 2001. The decrease reflects our continued focus on operating expense control, as well as the benefit of research and development funding agreements. Also included in our operating expenses is a non-recurring charge of $0.4 million related to facilities cost restructuring. Our gross research and development investments were $5.4 million compared to $4.8 million in the fourth quarter.

Our first quarter net loss of $4.3 million compares to a net loss of $5.2 million in the previous quarter, a decrease of 16%. Our loss per share was $0.27 compared to a loss of $0.32 per share in the fourth quarter of 2001.

As indicated in our first quarter news release and conference call, our revenue results exceeded our guidance for the quarter, while our bottom line results were consistent with our expectations.




BUSINESS DEVELOPMENTS

A number of important business developments occurred during the first quarter, including significant progress on products for two of the new network technologies: CDMA2000 1X and GPRS.

CDMA2000 1X DEVELOPMENTS:

 - We commenced commercial volume shipments of the Sierra Wireless AirCard(R) 555 wireless network card for CDMA networks operating at speeds of up to 144 kbps.

 - Together with Verizon Wireless, the largest wireless communications service provider in the United States, we announced the commercial availability of the AirCard 555 wireless network card for use on the new Verizon Wireless Express Network.

 - We commenced commercial volume shipments of the Sierra Wireless SB555 embedded wireless module for CDMA networks operating at speeds of up to 144 kbps. The SB555 represents a complete communication solution that enables voice and high-speed data communications through mobile computing devices.


                                                           Chairman's Message 01

 - Together with Toshiba, Audiovox, Microsoft, and Verizon Wireless, we participated in the announcement of the new Thera(TM) wireless Pocket PC at the CTIA's Wireless 2002 show. The Thera, built by Toshiba and distributed in the Americas by Audiovox, incorporates the SB555 embedded wireless module and Watcher(TM) software from Sierra Wireless. The Thera is expected to be available to Verizon Wireless' customers during the second quarter and for Sprint PCS customers when its high-speed CDMA services are launched.

 - We signed a Joint Development Agreement with Microsoft to develop tighter integration between Sierra Wireless' CDMA products and the Pocket PC and Smartphone PC software platforms.

GSM/GPRS DEVELOPMENTS:

 - We received FCC, Industry Canada, and PTCRB approvals for the new Sierra Wireless AirCard 710 single-band GSM/GPRS wireless network card, and began commercial volume production. Volume shipments are expected to commence upon receipt of carrier approval.

 - We received CE and PTCRB approvals for Europe and Industry Canada approval in Canada for the new Sierra Wireless AirCard 750 tri-band GSM/GPRS wireless network card. We also commenced commercial volume shipments with carriers including Rogers AT&T Wireless in Canada and to European distribution channels. With its tri-band capability, the Sierra Wireless AirCard 750 will enable voice, data, and SMS messaging on GSM/GPRS networks in locations around the world.

DISTRIBUTION CHANNEL DEVELOPMENTS:

 - We expanded the distribution of Sierra Wireless products through an agreement with Brightpoint Inc. covering all of Brightpoint's major geographic markets around the globe. In the past, Brightpoint has focused on distributing our products primarily in North America.

 - We established a distribution relationship with Nordic-Gate to introduce the Sierra Wireless AirCard 750 to corporate enterprises in the Nordic countries.

 - We reached an agreement with Rogers AT&T Wireless to provide our new AirCard 750 GSM/GPRS wireless network card in Canada.

Sales and support of existing products for CDPD networks continued. The MP200 wireless modem was chosen by the Utah Highway Patrol to enhance security efforts during the 2002 Winter Games in Salt Lake City, Utah.




OUTLOOK

While we believe overall economic conditions will continue to be challenging, our outlook is enhanced by the recent launch of new wireless data network technologies and the commencement of commercial shipment of our new products. We expect to bring additional products and distribution channels on stream in the second quarter.

We are moving forward confident in the strength of our market position, our products, and our ability to realize our mission of becoming the premier global provider of wireless data modems and enabling software.




/s/ David B. Sutcliffe

David B. Sutcliffe
Chairman and Chief Executive Officer


-------------------------------------------------------------------------------

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to manufacture and supply products which we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.


02 Chairman's Message

SIERRA WIRELESS INC.


Management's Discussion and Analysis of Financial Condition and Results of Operations





The following discussion of our unaudited consolidated financial condition and results of operations has been prepared in accordance with United States GAAP and is expressed in United States dollars.




RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

REVENUE

Revenue was $15.0 million in the first quarter of 2002, compared to $22.4 million for the same period in 2001, a decrease of 32.7%. The decrease was a result of a slowdown in the overall economy and lower demand from distribution channels. Delays in the commencement of significant revenues from new products also contributed to the decrease but were mitigated by the commencement of volume shipments during the first quarter of 2002.

GROSS MARGIN

Gross margin was $4.3 million in the first quarter of 2002, compared to $9.2 million in the same period in 2001. Gross margin as a percentage of revenue decreased to 28.5% in 2002, compared to 41.1% in 2001. This decrease was, in part, a result of new product introduction costs and product costs that exceeded normal levels. In addition, changes in our product mix, particularly stronger than expected CDPD and CDMA OEM embedded module shipments, contributed to lower gross margins.

SALES AND MARKETING

Sales and marketing expenses decreased to $2.7 million in the first quarter of 2002, compared to $3.5 million in the first quarter of 2001, a decrease of 23.3%. This decrease was due to higher costs incurred in the prior year to increase awareness of our company and sales of our products, and a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue increased to 18.0% in 2002 from 15.8% in 2001, primarily as a result of lower revenues.

RESEARCH AND DEVELOPMENT

Gross research and development expenses, before research and development funding and investment tax credits, amounted to $5.4 million, or 35.9% of revenue, for the three months ended March 31, 2002 compared to $5.2 million, or 23.1% of revenue, for the same period in 2001. Gross research and development expenses in 2002 increased 4.3% due to costs relating to development of new products based on the CDMA and GPRS standards. Net research and development expenses, including research and development funding and investment tax credits, were $3.2 million in 2002, compared to $2.8 million in 2001.

ADMINISTRATION

Administration expenses were $2.1 million, or 13.7% of revenue, in the first quarter of 2002, compared to $2.1 million, or 9.4% of revenue, for the same period in 2001. Included in our 2002 administration expenses is a non-recurring charge of $0.4 million related to facilities cost restructuring.


                                         Management's Discussion and Analysis 03

OTHER INCOME

Other income was nil for the first quarter of 2002, compared to $1.0 million in the comparable quarter of 2001. This decrease is due to a reduction in cash and short-term investment balances, reduced interest rates, and inventory carrying charges.

NET LOSS

Net loss amounted to $4.3 million in the first quarter of 2002 compared to net earnings of $0.7 million for the same period of 2001. Our loss per share amounted to $0.27 for the first quarter of 2002, compared to diluted earnings per share of $0.04 in 2001.

CONTINGENT LIABILITIES

In early April, we learned that Metricom, Inc. ("Metricom"), one of our customers who filed for a Chapter 11 reorganization in 2001, filed an adversary complaint against us in the U.S. bankruptcy court but has not served it on us. The complaint seeks return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contend that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. We are engaged in settlement negotiations, and Metricom has agreed not to serve the complaint on us, for the time being, while negotiations proceed. The claim was apparently filed to meet Metricom's statutory requirements and we believe that, even if successful, the claim will have no material impact on us.

SIGNIFICANT CONTRACTS

We have development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS and Verizon Wireless. These agreements provide that Sierra Wireless will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. Development and deployment of these new technologies by the wireless industry, and development of our new products, have been affected by various delays. As of the end of the first quarter of 2002, commercial volume deliveries to Verizon Wireless had commenced, commercial volume deliveries to AT&T Wireless were delayed and are expected to commence during the second quarter, and commercial volume deliveries to Sprint PCS had not commenced and were not yet scheduled to commence. We are in discussions with Verizon Wireless and AT&T Wireless regarding specifications and delays.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

 - We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.


04 Management's Discussion and Analysis

 - We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for inventory write-down based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections or future demand does not materialize as anticipated, an additional inventory write-down may be required.

 - We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, a valuation allowance is provided for. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases are disclosed in the consolidated financial statements.

We do not have any trading activities that involve commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash used by operations amounted to $2.1 million in the first quarter of 2002, compared to $13.0 million used by operations in 2001, an improvement of $10.9 million. The use of cash during 2002 was due mainly to our net operating loss and to changes in working capital.

Cash used for capital expenditures was $1.2 million in the three months ended March 31, 2002, an improvement compared to $5.2 million for the same period of 2001, and was primarily for research and development equipment, production equipment, office equipment and software.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on a number of factors, including us completing product development and fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any material interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings, and cash from operations, as follows:

 - Net cash and short-term investments amounted to $39.8 million at March 31, 2002, compared to $44.0 million at December 31, 2001;

 - Accounts receivable amounted to $15.2 million at March 31, 2002, compared to $10.5 million at December 31, 2001;

 - Our operating line of credit is with a Canadian chartered bank. The available facility amounts to Cdn.$1.5 million, bears interest at prime plus 1% and is secured by a general security agreement providing a first charge against our capital assets and inventory. At March 31, 2002, there were no borrowings under this line of credit.


                                         Management's Discussion and Analysis 05

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and Asia has been minimal as such transactions were not material for the three months ended March 31, 2002. During 2001, we entered into distribution agreements in Europe that are denominated in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions. To date, we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is not material to our financial results.


RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2002, there were no material related party transactions.



06 Management's Discussion and Analysis

SIERRA WIRELESS, INC.


Consolidated Statements of Operations and Deficit

---------------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)



Three months ended March 31,                                              2002           2001
                                                                      --------       --------
Revenue                                                               $ 15,048       $ 22,369
Cost of goods sold                                                      10,752         13,171
                                                                      --------       --------
Gross margin                                                             4,296          9,198
                                                                      --------       --------

Expenses
    Sales and marketing                                                  2,710          3,534
    Research and development, net                                        3,177          2,814
    Administration                                                       2,067          2,108
    Amortization                                                           653            464
                                                                      --------       --------
                                                                         8,607          8,920
                                                                      --------       --------
Earnings (loss) from operations                                         (4,311)           278

Other income (expense)                                                     (28)         1,000
                                                                      --------       --------
Earnings (loss) before income taxes                                     (4,339)         1,278
Income tax expense                                                           -            546
                                                                      --------       --------

Net earnings (loss)                                                     (4,339)           732
Deficit, beginning of period                                           (31,901)        (7,632)
                                                                      --------       --------

Deficit, end of period                                                $(36,240)      $ (6,900)
                                                                      --------       --------
                                                                      --------       --------
Earnings (loss) per share for the period
    Basic                                                             $  (0.27)      $   0.05
    Diluted                                                           $  (0.27)      $   0.04
                                                                      --------       --------
                                                                      --------       --------
Weighted average number of shares (in thousands)
    Basic                                                               16,263         16,062
    Diluted                                                             16,263         17,025
                                                                      --------        -------
                                                                      --------        -------


                                            Consolidated Financial Statements 07

SIERRA WIRELESS, INC.


Consolidated Balance Sheets

-----------------------------------

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)




                                                                      March 31,     December 31,
                                                                           2002             2001
                                                                   ------------    -------------
                                                                    (Unaudited)        (Audited)
ASSETS
Current assets
    Cash and cash equivalents                                       $    23,992       $   12,085
    Short-term investments                                               15,782           31,879
    Accounts receivable                                                  15,239           10,504
    Inventories                                                          24,595           25,591
    Deferred income taxes                                                   224              224
    Prepaid expenses                                                        577            1,180
                                                                   ------------    -------------

                                                                         80,409           81,463

Fixed assets                                                             14,392           14,694
Deferred income taxes                                                     4,030            4,030
Intangible assets                                                        10,343           10,054
Other                                                                       483              483
                                                                   ------------    -------------

                                                                    $   109,657       $  110,724
                                                                   ------------    -------------
                                                                   ------------    -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                                $    10,115       $    4,356
    Accrued liabilities                                                   9,215           12,555
    Deferred revenue and credits                                          1,567            1,050
    Current portion of long-term liabilities                                313              341
    Current portion of obligations under capital lease                      932              947
                                                                   ------------    -------------

                                                                         22,142           19,249

Long-term liabilities                                                       820              671
Obligations under capital lease                                             666              761

Shareholders' equity
    Share capital                                                       122,998          122,673
    Deficit                                                             (36,240)         (31,901)
    Accumulated other comprehensive income
        Cumulative translation adjustments                                 (729)            (729)
                                                                   ------------    -------------

                                                                         86,029           90,043
                                                                   ------------    -------------

                                                                    $   109,657      $   110,724
                                                                   ------------    -------------
                                                                   ------------    -------------


08 Consolidated Financial Statements

SIERRA WIRELESS, INC.


Consolidated Statements of Cash Flows

----------------------------------------

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)



Three months ended March 31,                                               2002           2001
                                                                    -----------     ----------
Cash flows from operating activities:
    Net earnings (loss) for the period                               $   (4,339)      $     732

    Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities
        Amortization                                                      2,189           1,393
        Loss on disposal                                                    120               -
        Deferred income taxes                                                 -             238
        Accrued warrants                                                    149             290
    Changes in operating assets and liabilities
        Accounts receivable                                              (4,735)         (2,845)
        Inventories                                                         996          (7,454)
        Prepaid expenses                                                    603             575
        Accounts payable                                                  5,759          (3,807)
        Accrued liabilities                                              (3,346)         (1,380)
        Deferred revenue and credits                                        517            (750)
                                                                    -----------      ----------
Net cash used in operating activities                                    (2,087)        (13,008)

Cash flows from investing activities:
    Purchase of fixed assets                                             (1,209)         (5,164)
    Increase in intangible and other assets                                (820)         (1,252)
    Purchase of short-term investments                                   (2,137)        (14,860)
    Proceeds on maturity of short-term investments                       18,234          39,430
                                                                    -----------      ----------
Net cash provided by investing activities                                14,068          18,154

Cash flows from financing activities:
    Issue of common shares                                                  325             275
    Repayment of long-term obligations                                     (399)           (176)
                                                                    -----------      ----------
Net cash provided by (used in) financing activities                         (74)             99

Net increase in cash and cash equivalents                                11,907           5,245
Cash and cash equivalents, beginning of period                           12,085           6,891
                                                                    -----------      ----------

Cash and cash equivalents, end of period                             $   23,992       $  12,136
                                                                    -----------      ----------
                                                                    -----------      ----------

See supplementary cash flow information (note 3)



                                            Consolidated Financial Statements 09

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

--------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)



1.  BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2001 Annual Report.

2.  SIGNIFICANT ACCOUNTING POLICES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for the following:

(A)  REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. Customers include value-added resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain value-added resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been sold by the value-added resellers.

(B) BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

In August 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is required to be applied prospectively effective January 1, 2002. Under this standard, we are required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value.

We have adopted FAS No. 141 and 142 effective January 1, 2002. As of the date of adoption, we had no unamortized goodwill and consequently the adoption of the new standards have had no impact on the figures presented.

3.  SUPPLEMENTARY CASH FLOW INFORMATION


Three months ended March 31,                                      2002         2001
                                                                ------        -----
Cash received for interest                                        $509         $806
Cash paid for
    Interest                                                       132           14
    Income taxes                                                     2          909
Non-cash financing activities

    Purchase of fixed assets funded by obligation under
    capital lease                                                  267           10



10 Notes to Consolidated Financial Statements

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

-------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)



4.  STOCK-BASED COMPENSATION

We grant all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option plan in the consolidated statements of operations. Had compensation cost for all grants under our employee stock option plan been determined by the fair value method, our net loss and loss per share would have been as follows:


Three months ended March 31,                                            2002
                                                                    ---------
Net loss:
    As reported                                                      $(4,339)
    Pro forma                                                         (7,052)
Loss per share:
    As reported                                                        (0.27)
    Pro forma                                                          (0.43)


We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


Three months ended March 31,                                                       2002
                                                                              ---------
Expected dividend yield                                                               0
Expected stock price volatility                                                    104%
Risk-free interest rate                                                           4.72%
Expected life of options                                                        4 years
Weighted-average fair value of options                                          $ 15.65


5.  CONTINGENCIES

Under our research and development funding agreements, we are contingently liable to repay up to $7,000.

6.  COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.


                                   Notes to Consolidated Financial Statements 11

                             [SIERRA WIRELESS LOGO]




                              Sierra Wireless, Inc.
                13811 Wireless Way, Richmond, BC, Canada V6V 3A4
                  Telephone 604 231 1100 Facsimile 604 231 1109
                             www.sierrawireless.com

                                    Q2 2002



                             [SIERRA WIRELESS LOGO]


                     S E C O N D   Q U A R T E R   R E P O R T


                        FOR THE SIX MONTHS ENDED JUNE 30

SIERRA WIRELESS INC.


Chairman's Message


TO OUR SHAREHOLDERS

In the second quarter of 2002, we reported revenue of $16.1 million and a loss of $39.1 million.

Our results reflect the impact of the business restructuring program we announced on June 24, 2002. This restructuring is designed to bring our operating expenses in line with current and visible demand, with the expectation of accelerating our return to profitability. Restructuring costs and other costs, including severance and charges against inventory, fixed and intangible assets, facilities, and other assets and obligations, amounted to $36.1 million. The information provided in this report, where described as adjusted, excludes these charges.



COMPARISON OF SEQUENTIAL RESULTS, Q2 2002 COMPARED TO Q1 2002

For the three months ended June 30, 2002, our revenues increased 7% to $16.1 million, from $15.0 million in the first quarter of 2002, reflecting growing sales of Sierra Wireless 2.5G AirCard products.

Our adjusted gross margins, excluding restructuring costs of $19.0 million, were $5.4 million compared to $4.3 million in the first quarter. As a percentage of sales, adjusted gross margins were 34%, compared to 29%. The increase in gross margins on a percentage basis reflects a change in our product mix, as well as product cost reduction.

Adjusted operating expenses, excluding restructuring charges of $13.1 million, totaled $9.1 million in the second quarter, compared to $8.6 million in the previous quarter. This increase in operating expenses reflects decreased funding from our research and development funding agreements compared to the previous quarter. Our adjusted gross research and development investments were $5.2 million compared to $5.4 million in the preceding quarter.

Our second quarter adjusted net loss of $3.0 million compares to a net loss of $4.3 million in the first quarter of 2002. Our adjusted loss per share was $0.18 compared to a loss per share of $0.27 in the first quarter.

Our second quarter revenues of $16.1 million exceeded our guidance range of $14.0 million to $16.0 million, while our net loss of $39.1 million, or $2.40 per share, was less than the net loss of approximately $40.0 million, or $2.46 per share, that we had anticipated.

BUSINESS DEVELOPMENTS

The second quarter brought new developments and continued progress with our products for the new CDMA2000 1X and GPRS networks.

CDMA 1xRTT DEVELOPMENTS:

 - Together with Bell Mobility, we announced the commercial availability of the Sierra Wireless AirCard(R) 555 wireless network card, capable of speeds up to 144 kbps, for Bell Mobility's next generation CDMA 1xRTT network in Canada.

 - We announced the commercial availability of the Sierra Wireless AirCard 555 as part of TELUS Mobility's Velocity Wireless service that is now operating on the new TELUS Mobility CDMA2000 1X network.



                                                           Chairman's Message 01

 - Together with Casio, we announced that the Sierra Wireless AirCard 555 and Sierra Wireless AirCard 750 GSM/GPRS wireless network cards will be bundled with Casio's CASSIOPEIA(TM) Pocket Manager BE-300. This creates a complete wireless solution for mobile users while on the road or away from the office.

GSM/GPRS DEVELOPMENTS

 - We received additional regulatory and network approvals for the Sierra Wireless AirCard 750 GSM/GPRS tri-band wireless network card series in regions around the world, including North America, Europe, and Asia. Most recently, regulatory approvals have been received for China, Hong Kong, and Singapore, while network acceptance has been received in Norway, Sweden, and Holland.

 - We signed a distribution agreement with Guangdong Iscreate Technology to distribute the Sierra Wireless AirCard 750 in China.

 - We announced that Network Electronics S.E.A. Pte Ltd. will distribute the Sierra Wireless AirCard 750 to the Singapore marketplace.

 - Together with m499.com Limited and Hutchison Telecommunications (Hong Kong) Limited, we announced the launch of the Sierra Wireless AirCard 750 in Hong Kong.

 - During the second quarter, we experienced delays in completion of the new product approval process for the Sierra Wireless AirCard 710 on the AT&T Wireless network. Subsequent to June 30, 2002, we completed amendments to our supply agreement with AT&T Wireless and have since been granted commercial acceptance of the AirCard 710 wireless network card. Volume shipments to AT&T Wireless have commenced.

OUTLOOK

We believe the third quarter will continue to present significant economic challenges. However, revenues and bookings for our newer products are encouraging, and our previously announced restructuring will contribute to a significant reduction in costs. We are focusing on returning the company to profitability.



/s/ David B. Sutcliffe

David B. Sutcliffe
Chairman and Chief Executive Officer

-------------------------------------------------------------------------------

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.


02 Chairman's Message

SIERRA WIRELESS, INC.


Management's Discussion and Analysis of Financial Condition and
Results of Operations


The following discussion of our unaudited consolidated financial condition and results of operations has been prepared in accordance with United States GAAP and is expressed in United States dollars.

RESTRUCTURING ACTIVITIES

On June 24, 2002, we announced plans to implement a business restructuring program to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and six months ended June 30, 2002, we recorded restructuring and other costs of $36.1 million. We are reducing our workforce from 275 to 180 people. In addition, the restructuring and other costs included a provision for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a provision for inventory, including purchase commitments, amounting to $16.7 million. The excess inventory charge is related primarily to CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of write downs primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets have been written down to the current fair value for this type of equipment. The research and development licenses, which are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased by $3.8 million to reflect the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. As at June 30, 2002, the workforce reduction provision has been drawn down by cash payments of $0.9 million resulting in an ending provision balance of $0.7 million. The remaining provision is expected to be substantially drawn down by the end of the third quarter of 2002.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements and we have recorded a provision of $4.7 million that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements.

Other charges of $1.5 million include provisions for purchase commitments, write down of investments, and other professional fees in connection with the restructuring activities.

The cash outlays of approximately $4.7 million related to the facilities restructuring is expected to be incurred over the remaining term of the lease and will be funded from available sources of liquidity. The cash outlays of approximately $0.8 million related to other costs are expected to be substantially complete by December 31, 2002 and are expected to be funded from available sources of liquidity.

We expect that the decrease in costs associated with the restructuring activities will reduce our operating expenses, which include sales and marketing expense, research and development expense, administration expense and amortization expense, to approximately $6.2 million beginning in the third quarter of 2002.

During the second quarter of 2001, one of our customers Metricom, Inc. ("Metricom") refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In addition to Metricom, there was also an overall economic slowdown that impacted our business. As a result of these developments, for the three and six months ended June 30, 2001, we recorded a provision for excess inventory of $10.0 million and a provision for doubtful accounts of $3.0 million.

The adjusted information provided below for the three and six months ended June 30, 2002 and June 30, 2001 excludes these charges.



                                         Management's Discussion and Analysis 03

RESULTS OF OPERATIONS - THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

REVENUE

Revenue was $16.1 million in the second quarter of 2002, a slight increase compared to $16.0 million for the same period in 2001. Revenue in the second quarter of 2002 reflected a change in product mix compared to 2001.

GROSS MARGIN

Adjusted gross margin, excluding restructuring and other charges of $19.0 million, was $5.4 million in the second quarter of 2002, compared to adjusted gross margin, excluding the $10.0 million provision for excess inventory, of $6.1 million in the same period in 2001. Adjusted gross margin as a percentage of revenue decreased to 33.8% in 2002, compared to adjusted gross margins of 37.9% in 2001. This decrease was primarily a result of changes in our product mix.

SALES AND MARKETING

Sales and marketing expenses decreased to $2.9 million in the second quarter of 2002, compared to $3.6 million in the second quarter of 2001, a decrease of 18.0%. This decrease was due to higher costs incurred in the prior year to increase awareness of our company and sales of our products, and a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 18.2% in 2002 from 22.3% in 2001.

RESEARCH AND DEVELOPMENT

Gross research and development expenses, before research and development funding, amounted to $5.2 million in the second quarter of 2002, compared to $4.9 million for the same period in 2001. Gross research and development expenses were 32.4% of revenue, for the three months ended June 30, 2002, compared to $4.9 million, or 30.4% of revenue, for the same period in 2001. Gross research and development expenses in 2002 increased 7.2% due to costs relating to development of new products based on the CDMA and GPRS standards. Net research and development expenses, including research and development funding, were $3.8 million in 2002, compared to $3.7 million in 2001.

ADMINISTRATION

Administration expenses were $1.8 million, or 11.3% of revenue, in the second quarter of 2002, unchanged from adjusted administration expenses of $1.8 million, or 11.3% of revenue for the same period of 2001.

RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges of $13.1 million consisted of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

OTHER INCOME

Other income was $0.1 million for the second quarter of 2002, compared to $0.6 million in the comparable quarter of 2001. This decrease is due to a reduction in cash and short-term investment balances, reduced interest rates, and inventory carrying charges.

INCOME TAX EXPENSE (RECOVERY)

Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million for the second quarter of 2002, compared to an income tax recovery of $0.1 million in the comparable period of 2001. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Adjusted net loss, excluding restructuring and other charges of $36.1 million, amounted to $3.0 million in the second quarter of 2002 compared to an adjusted net loss of $3.0 million for the same period of 2001. Our adjusted loss per share amounted to $0.18 for the second quarter of 2002, compared to an adjusted loss per share of $0.18 in 2001.

RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

REVENUE

Revenue was $31.1 million for the six months ended June 30, 2002, compared to $38.3 million for the same period in 2001, a decrease of 18.8%. The decrease was a result of a slowdown



04 Management's Discussion and Analysis
in the overall economy and lower demand from distribution channels. Delays in the commencement of significant revenues from 2.5G products also contributed to the decrease but were mitigated by the commencement of volume shipments during the first quarter of 2002.

GROSS MARGIN

Adjusted gross margin was $9.7 million, excluding restructuring and other charges of $19.0 million, in the first half of 2002, compared to adjusted gross margins of $15.3 million in the same period in 2001. Adjusted gross margin as a percentage of revenue decreased to 31.3% in 2002, compared to adjusted gross margins of 39.8% in 2001. This decrease was in part a result of new product introduction costs and product costs that exceeded normal levels. In addition, changes in our product mix, particularly stronger than normal CDPD and CDMA OEM embedded module shipments, contributed to lower gross margins.

SALES AND MARKETING

Sales and marketing expenses decreased to $5.6 million in the first six months of 2002, compared to $7.1 million in the comparable period of 2001, a decrease of 20.7%. This decrease was due to higher costs incurred in the prior year to increase awareness of our company and sales of our products, and a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 18.1% in 2002 from 18.5% in 2001.

RESEARCH AND DEVELOPMENT

Gross research and development expenses, before research and development funding and investment tax credits, amounted to $10.6 million, or 34.1% of revenue, for the six months ended June 30, 2002, compared to $10.0 million, or 26.2% of revenue, for the six months ended June 30, 2001. Gross research and development expenses in 2002 increased 5.7% due to costs relating to development of new products based on the CDMA and GPRS standards. Net research and development expenses, including research and development funding and investment tax credits, were $7.0 million in 2002, compared to $6.6 million in 2001.

ADMINISTRATION

Administration expenses were $3.9 million, or 12.5% of revenue, in the six months ended June 30, 2002, compared to adjusted administration expenses of $3.9 million, or 10.2% of revenue, for the same period of 2001. Administration expenses increased as a percentage of revenue primarily as a result of lower revenues.

RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges of $13.1 million consisted of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

OTHER INCOME

Other income was $0.05 million for the first six months of 2002, compared to $1.6 million in the comparable period of 2001. This decrease is due to a reduction in cash and short-term investment balances, reduced interest rates, and inventory carrying charges.

INCOME TAX EXPENSE (RECOVERY)

Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million for the first half of 2002, compared to a tax expense of $0.5 million in the comparable period of 2001. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Adjusted net loss amounted to $7.3 million, excluding restructuring and other costs of $36.1 million in the six months ended June 30, 2002, compared to an adjusted net loss of $2.2 million for the same period of 2001. Our adjusted loss per share amounted to $0.45 for the first six months of 2002, compared to an adjusted loss per share of $0.14 in the comparable period of 2001.

CONTINGENT LIABILITIES

In early April 2001, we learned that Metricom, Inc. ("Metricom"), which filed for a Chapter 11 reorganization under the U.S. bankruptcy laws in 2001, filed an adversary complaint against us in the U.S. bankruptcy court; the complaint has not yet been served on us. The complaint seeks return of payments totaling



                                         Management's Discussion and Analysis 05

$1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contend that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. We are engaged in settlement negotiations, and Metricom has agreed not to serve the complaint on us, for the time being, while negotiations proceed. The claim was apparently filed to meet Metricom's statutory requirements and we believe that, even if successful, the claim will have no material impact on us.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS and Verizon Wireless. These agreements provide that Sierra Wireless will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. Development and deployment of these new technologies by the wireless industry, and development of our new products, have been affected by various delays. During the second quarter, we reported that we continued to experience delays in completion of the new product approval process on the AT&T Wireless network. Subsequent to June 30, 2002, we completed amendments to our supply agreement with AT&T Wireless and AT&T Wireless granted commercial acceptance of the AirCard 710. Volume shipments commenced during the third quarter and commercial volume deliveries to Sprint PCS are also expected to commence during the third quarter.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

 - We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

- We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections or future demand does not materialize as anticipated, an additional inventory writedown may be required.

 - We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired assets or our overall business strategy and significant negative industry or economic trends. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on projected undiscounted and discounted cash flows using a discount rate commensurate with the risk inherent in our current business model.

 - We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, a valuation allowance is provided for. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.



06 Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2002, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases are disclosed in the consolidated financial statements.

We do not have any trading activities that involve commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash used by operations was $9.3 million for the six months ended June 30, 2002, compared to $15.8 million used by operations for the same period in 2001, an improvement of $6.5 million. The use of cash during 2002 was due mainly to our net operating loss, restructuring costs and to changes in working capital.

Cash used for capital expenditures was $1.6 million in the six months ended June 30, 2002, an improvement compared to $7.7 million for the same period of 2001, and was primarily for research and development equipment, production equipment and software.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on a number of factors, including us completing product development and fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any material interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings, and cash from operations, as follows:

 - Net cash and short-term investments amounted to $31.6 million at June 30, 2002, compared to $44.0 million at December 31, 2001;

 - Accounts receivable amounted to $13.9 million at June 30, 2002, compared to $10.5 million at December 31, 2001;

 - Our operating line of credit is with a Canadian chartered bank. The available facility amounts to Cdn. $1.5 million, bears interest at prime plus 1% and is secured by a general security agreement providing a first charge against our capital assets and inventory. At June 30, 2002, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and Asia has been minimal as such transactions were not material for the three and six months ended June 30, 2002. During 2002, we entered into distribution agreements in Europe that are denominated in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions. To date, we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and six months ended June 30, 2002, there were no material related party transactions.


                                         Management's Discussion and Analysis 07

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

--------------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)


                                              Three months ended June 30,       Six months ended June 30,
                                             ----------------------------       ------------------------
                                                    2002             2001           2002            2001
                                             -----------       ----------       --------       ---------
Revenue                                      $    16,058       $   15,956       $ 31,106        $ 38,325
Cost of goods sold                                29,631           19,902         40,383          33,073
                                             -----------       ----------       --------       ---------
Gross margin                                     (13,573)          (3,946)        (9,277)          5,252
                                             -----------       ----------       --------       ---------

Expenses
    Sales and marketing                            2,920            3,562          5,630           7,096
    Research and development, net                  3,790            3,741          6,967           6,555
    Administration                                 1,816            4,805          3,883           6,913
    Restructuring and other charges (note 3)      13,093                -         13,093               -
    Amortization                                     594              580          1,247           1,044
                                             -----------       ----------       --------       ---------
                                                  22,213           12,688         30,820          21,608
                                             -----------       ----------       --------       ---------
Loss from operations                             (35,786)         (16,634)       (40,097)        (16,356)

Other income                                          75              587             47           1,587
                                             -----------       ----------       --------       ---------
Loss before income taxes                         (35,711)         (16,047)       (40,050)        (14,769)
Income tax expense (recovery)                      3,424              (71)         3,424             475
                                             -----------       ----------       --------       ---------

Net loss                                         (39,135)         (15,976)       (43,474)        (15,244)
Deficit, beginning of period                     (36,240)          (6,900)       (31,901)         (7,632)
                                             -----------       ----------       --------       ---------

Deficit, end of period                       $   (75,375)      $  (22,876)      $(75,375)       $(22,876)
                                             -----------       ----------       --------       ---------
                                             -----------       ----------       --------       ---------
Loss per share for the period
    Basic                                    $     (2.40)       $   (0.99)      $  (2.67)       $  (0.95)
    Diluted                                  $     (2.40)       $   (0.99)      $  (2.67)       $  (0.95)
                                             -----------       ----------       --------       ---------
                                             -----------       ----------       --------       ---------

Weighted average number of shares
(in thousands)
    Basic                                          16,305           16,126         16,284          16,094
    Diluted                                        16,305           16,126         16,284          16,094
                                             ------------       ----------       --------       ---------
                                             ------------       ----------       --------       ---------


08 Management's Discussion and Analysis

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

-------------------------------------

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)



                                                                      June 30,     December 31,
                                                                          2002             2001
                                                                 -------------   --------------
                                                                   (Unaudited)        (Audited)
ASSETS
Current assets
    Cash and cash equivalents                                     $    23,133      $    12,085
    Short-term investments                                              8,498           31,879
    Accounts receivable                                                13,872           10,504
    Inventories                                                         7,526           25,591
    Deferred income taxes                                                   -              224
    Prepaid expenses                                                      549            1,180
                                                                 -------------   --------------

                                                                       53,578           81,463

Fixed assets                                                            8,486           14,694
Deferred income taxes                                                     500            4,030
Intangible assets                                                       6,774           10,054
Other                                                                     241              483
                                                                 -------------   --------------

                                                                  $    69,579      $   110,724
                                                                 -------------   --------------
                                                                 -------------   --------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
    Accounts payable                                              $     3,361      $     4,356
    Accrued liabilities                                                13,640           12,555
    Deferred revenue and credits                                          785            1,050
    Current portion of long-term obligations                                -              341
    Current portion of obligations under capital lease                    989              947
                                                                 -------------   --------------

                                                                       18,775           19,249

Long-term obligations                                                   3,492              671
Obligations under capital lease                                           413              761

Shareholders' equity
    Share capital                                                     123,003          122,673
    Deficit                                                           (75,375)         (31,901)
    Accumulated other comprehensive income
        Cumulative translation adjustments                               (729)            (729)
                                                                 -------------   --------------

                                                                       46,899           90,043
                                                                 -------------   --------------

                                                                  $    69,579      $   110,724
                                                                 -------------   --------------
                                                                 -------------   --------------


                                            Consolidated Financial Statements 09

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

-------------------------------------------

(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)



                                                 Three months ended June 30,          Six months ended June 30,
                                              ------------------------------       ----------------------------
                                                      2002              2001             2002              2001
                                              ------------        ----------       ----------        ----------
Cash flows from operating activities:
    Net loss for the period                     $ (39,135)        $ (15,976)       $ (43,474)        $ (15,244)
    Adjustments to reconcile net loss to net
    cash provided by operating activities
        Amortization                                1,961             1,669            4,150             3,062
        Non-cash restructuring and other           25,905                 -           25,905                 -
        charges
        Loss on disposal                                -                 -              120                 -
        Deferred income taxes                       3,754                (1)           3,754               237
        Accrued warrants                              194               115              343               405
    Changes in operating assets and
    liabilities
        Accounts receivable                         1,428             9,636           (3,307)            6,791
        Inventories                                 2,115             1,260            3,111            (6,194)
        Prepaid expenses                             (134)             (383)             469               192
        Accounts payable                           (6,754)           (1,435)            (995)           (5,242)
        Accrued liabilities                         4,244             1,517              898               137
        Deferred revenue                             (782)              825             (265)               75
                                              ------------      -------------     ----------        ----------
Net cash used in operating activities              (7,204)           (2,773)          (9,291)          (15,781)

Cash flows from investing activities:
    Purchase of fixed assets                         (418)           (2,577)          (1,627)           (7,741)
    Increase in intangible assets                     (16)             (813)            (836)           (2,065)
    Purchase of short-term investments             (9,494)          (25,456)         (11,631)          (40,316)
    Proceeds on maturity of short-term
    investments                                    16,778            38,167           35,012            77,597
                                              ------------      -------------     ----------        ----------
Net cash provided by investing activities           6,850             9,321           20,918            27,475

Cash flows from financing activities:
    Issue of common shares                              5                56              330               331
    Repayment of long-term obligations               (510)             (400)            (909)             (576)
                                              ------------      -------------     ----------        ----------
Net cash used in financing activities                (505)             (344)            (579)             (245)
                                              ------------      -------------     ----------        ----------


Net increase (decrease) in cash
and cash equivalents                                 (859)            6,204           11,048            11,449

Cash and cash equivalents,
beginning of period                                23,992            12,136           12,085             6,891
                                              ------------      -------------     ----------        ----------

Cash and cash equivalents, end of period        $  23,133         $  18,340        $  23,133         $  18,340
                                               ------------      -------------     ----------       ----------
                                               ------------      -------------     ----------       ----------

See supplementary cash flow information (note 4)



10 Consolidated Financial Statements

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

--------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)



 1. BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2001 Annual Report.

 2. SIGNIFICANT ACCOUNTING POLICES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for the following:

(A) REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. Customers include value-added resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain value-added resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been sold by the value-added resellers.

(B) BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

In August 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is required to be applied prospectively effective January 1, 2002. Under this standard, we are required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value.

We have adopted FAS No. 141 and 142 effective January 1, 2002. As of the date of adoption, we had no unamortized goodwill and consequently the adoption of the new standards have had no impact on the figures presented.

 3. RESTRUCTURING AND OTHER CHARGES

On June 24, 2002, we announced a business restructuring program to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. This restructuring program includes a provision for excess inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to facilities and other assets, and an increase in our deferred tax asset valuation allowance. We expect to substantially complete implementation of our restructuring program by September 30, 2002.



                                   Notes to Consolidated Financial Statements 11

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

----------------------------------------------

(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)

During the three and six months ended June 30, 2002, we recorded restructuring and other charges of $36,131 as follows:

Provision for excess inventory                                                             $   16,705
Fixed assets writedown                                                                          4,824
Intangible assets writedown                                                                     3,064
Facilities restructuring                                                                        4,696
Deferred tax asset                                                                              3,754
Workforce reduction                                                                             1,616
Other                                                                                           1,472
                                                                                          -----------
Total restructuring and other charges                                                      $   36,131
Applied:
    Provision for excess inventory, included in cost of sales                                 (16,705)
    Portion of fixed assets writedown, included in cost of sales                               (1,784)
    Portion of workforce reduction and other, included in cost of sales                          (517)
    Deferred tax asset and other, included in tax expense                                      (4,032)
                                                                                          -----------
Restructuring and other charges                                                            $   13,093
                                                                                          -----------


The excess inventory charge is related primarily to CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges consisted of writedowns primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets have been written down to the current fair value for this type of equipment. The research and development licenses, which are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased to reflect the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1,616 were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. As at June 30, 2002, the workforce reduction provision has been drawn down by cash payments of $892 resulting in an ending provision balance of $724. The remaining provision is expected to be substantially drawn down by the end of the third quarter of 2002.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We have recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements.

Other charges include provisions for purchase commitments, writedown of investments, and other professional fees in connection with the restructuring activities.

4. SUPPLEMENTARY CASH FLOW INFORMATION


                                         Three months ended June 30,        Six months ended June 30,
                                        ----------------------------     ----------------------------
                                              2002              2001       2002                  2001
                                        ----------          --------     -------              -------
Cash received for
    Interest                               $   186          $  1,133      $ 695               $ 1,939
    Income taxes                               161                 -        161                     -
Cash paid for
    Interest                                   127                12        259                    26
    Income taxes                                28                21         30                   930
Non-cash financing activities
    Purchase of fixed assets funded by           -                 -        267                    10
    obligation under capital lease


12 Notes to Consolidated Financial Statements





SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

---------------------------------------------
(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)


5. STOCK-BASED COMPENSATION

We grant all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option plan in the consolidated statements of operations. Had compensation cost for all grants under our employee stock option plan been determined by the fair value method, our net loss and loss per share would have been as follows:

                                         Three months ended   Six months ended
                                              June 30, 2002      June 30, 2002
                                         ------------------   ----------------
Net loss:
    As reported                                  $ (39,135)        $ (43,474)
    Pro forma                                      (40,181)          (47,233)
Loss per share:
    As reported                                      (2.40)            (2.67)
    Pro forma                                        (2.46)            (2.90)


We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option at the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                           Three months ended              Six months ended
                                                June 30, 2002                 June 30, 2002
                                           ------------------              ----------------
Expected dividend yield                                     0                             0
Expected stock price volatility                           107%                          106%
Risk-free interest rate                                  4.88%                         4.80%
Expected life of options                              4 years                       4 years
Weighted-average fair value of options                  $6.07                        $15.98


6. CONTINGENCIES

Under our research and development funding agreements, we are contingently liable to repay up to $9,000.

7. COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.



                                   Notes to Consolidated Financial Statements 13

                             [SIERRA WIRELESS LOGO]




                              SIERRA WIRELESS, INC.
                13811 Wireless Way, Richmond, BC, Canada V6V 3A4
                  Telephone 604 231 1100 Facsimile 604 231 1109
                             www.sierrawireless.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Sierra Wireless, Inc.


                                      By: /s/  Peter W. Roberts
                                         --------------------------------------
                                      Peter W. Roberts, Chief Financial Officer
Date: November 20, 2002